UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                               Sequential
Exhibit                    Description                         Page Number
-------                    -----------                         -----------

   1.           Press release, dated October 2, 2003                3
   2.           Press release, dated October 14, 2003               6
   3.           Press release, dated October 21, 2003               7
   4.           Press release, dated November 6, 2003               10
   5.           Press release, dated November 6, 2003               12

                                                                     EXHIBIT 1

CONTACTS
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------

                                                       FOR IMMEDIATE RELEASE


   IRISH BROADBAND EXPANDS ITS ALVARION-BASED FIXED WIRELESS BROADBAND NETWORK

         NEW 5.7GHZ OFDM NETWORK COMPLEMENTS EXISTING 2.4GHZ NETWORK AND
          EXPANDS CAPABILITY AND REACH OF IRISH BROADBAND'S OFFERING.

TEL-AVIV, ISRAEL AND DUBLIN, IRELAND, OCTOBER 2, 2003 - Alvarion (NASDAQ:ALVR) today announced that Irish Broadband (www.irishbroadband.ie), the first company in Ireland to offer guaranteed broadband connection speeds has expanded its fixed wireless network, again using Alvarion equipment, supplied by integration partner Siemens.

Launched in May 2003, Irish Broadband's original fixed wireless broadband network was built using Alvarion's BreezeACCESS(TM) equipment, and operates throughout Dublin in the license-free 2.4GHz frequency band.

Following the success of this network, Irish Broadband has expanded its network across the unlicensed 5.7GHz spectrum using Alvarion's new BreezeACCESS VL high-capacity OFDM portfolio.

Irish Broadband's 5.7GHz network has been rolled out alongside its 2.4GHz network. The 5.7GHz base stations are used to feed the 2.4GHz base stations in order to increase the range available.

The network will be expanded to include Derry in Northern Ireland and then to major cities throughout Ireland.

Paul Doody, Managing Director of Irish Broadband, said: "Our fixed wireless network has exceeded the expectations of both ourselves and our customers. The ability to install base stations where demand is highest has enabled us to grow rapidly, whilst keeping our costs low. With the expansion of our network and the use of the latest technology - 5.7GHz networks - we will be able to meet the soaring demand for broadband services in Ireland. As ever, Alvarion has proved to be an invaluable partner - its investment in research and development, and production of equipment which the market is demanding has impressed yet another customer." Rudy Leser, VP Marketing at Alvarion, added: "Obviously repeat orders are the biggest compliment our customers can pay us. Irish Broadband is an example of how fixed wireless networks can enable alternative operators to rollout networks quickly and generate immediate revenues."

Brendan Martin, Carrier Sales Manager, Siemens adds, "One of the core advantages of Irish Broadband's network is the availability of more bandwidth at a more competitive rate in locations that have been historically under-served."

ABOUT IRISH BROADBAND

Irish Broadband is a subsidiary of NTR plc, Ireland's leading private sector developer, financier and operator of public and environmental infrastructure. In July 2002, Irish Broadband received a license to operate wireless broadband networks from Ireland's ComReg (Commission for Communications Regulation - previously ODTR). Since then the company has deployed an aggressive network rollout and customer acquisition. Irish Broadband is the first company to introduce guaranteed broadband connection speeds, offering wireless leased lines equivalent quality at DSL prices. DSL connections are shared with between 24 and 48 other users. Irish Broadband customers only share the service with between 4 and 8 other users, so customers have superior speeds, and quality of service. Irish Broadband is focused on providing superior customer service across the full range of broadband and ISP products.

For more information, visit www.irishbroadband.ie

ABOUT SIEMENS

Siemens Information and Communication Networks (IC Networks) is a leading provider of network technology for enterprises, carriers and service providers. Its comprehensive portfolio - HiPath for enterprises, SURPASS for carriers - comprises IP-based convergence solutions for voice and data, a full range of solutions for broadband access, and optical transport networks. The Siemens Group thus provides complete solutions from a single source for the infrastructure of the Next Generation Network -- optimized for a prompt return on investment and to open up new business opportunities for customers.

For more information, visit www.siemens.ie/operators

ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit www.alvarion.com

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The websites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188

                                                                     EXHIBIT 2
CONTACTS
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           Investor Relations
+760-517-3187                             +760-517-3188
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------


               ALVARION'S THIRD QUARTER 2003 EARNINGS RELEASE AND
                 CONFERENCE CALL SCHEDULED FOR NOVEMBER 6, 2003

TEL AVIV, ISRAEL- OCTOBER 14, 2003--Alvarion Ltd. (NASDAQ: ALVR), a leading provider of Broadband Wireless solutions, announced today that it will release its third quarter 2003 results on November 6, 2003, during pre-market hours. Following the announcement, Alvarion's management will host a conference call at 9:00 a.m. EDT. Please call the following dial in number to participate: USA:
(612) 332-0228, International: +1-612-332-0228.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website.

A replay of the call will be available from 4 p.m. EDT on November 6, 2003 through 11:59 p.m. EDT on November 12, 2003. To access the replay, please call
USA: (320) 365-3844, International: +1-320-365-3844. To access the replay, users will need to enter the following code: 702068

ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

                                                                     EXHIBIT 3
CONTACTS
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           Investor Relations
+760-517-3187                             +760-517-3188
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------


             CHINA NETCOM BEGINS DEPLOYMENT OF ALVARION/BISC 3.5GHZ
                           BROADBAND WIRELESS SOLUTION

TEL - AVIV, ISRAEL AND BEIJING, P.R. CHINA, OCTOBER 21, 2003 - ALVARION LTD. (NASDAQ:ALVR), and its strategic partner Beijing International Switching System Corporation Ltd. (BISC), a joint venture between Siemens AG and Chinese enterprises, today announced that the Alvarion/BISC 3.5GHz Broadband Wireless solution has been chosen by China Netcom for a multi-city deployment. The first advanced WALKair(TM) networks are being deployed in 8 cities in the Sichuan province, as well as Wuxi, the industrial center of the wealthy Jiangsu province, and in Ningpo of the Zhejiang province.

Norbert Muhrer, President and CEO of BISC, said, "We are proud that China Netcom, a major Chinese operator and one of our most important customers, has selected the BISC/Alvarion offering. China Netcom appreciate the technology and market competitiveness of Alvarion's WALKair(TM) line of products. The BISC/Alvarion BWA solution lets them expand their business with sensitive investment steps. Our growing success confirms that our combined offering features the right combination of technology, price-performance, and local support - a total solution that will allow them to quickly establish profitable broadband access services. As we begin our cooperation with China Netcom, through our strong relationship with Alvarion, we feel better-positioned than ever for success in additional tenders."

Zvi Slonimsky, CEO of Alvarion, added, "We are very pleased that our solution has been chosen by another prestigious Chinese operator. Networks based on our WALKair(TM) product are being deployed in an additional 10 locations within just a few months from the awarding of spectrum licenses. Although the initial deployments are small, our selection positions us to benefit from the future potential of this important market. Together with our strategic partner BISC, we are committed to helping China Netcom achieve its goals in each of these cities." ##

ABOUT CHINA NETCOM

A major state-owned enterprise, China Netcom Corporation Ltd. was co-established by the local telecom companies in 10 provinces, autonomous regions or municipalities directly under the central government, including Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Henan, Shandong. China Netcom (Holding) Co., Ltd. other corporations include

South-eastern Communications Corp., China Network Communications (holding) Co.,Ltd. Jitong Communications Limited Liability Company and other holding and sharing holding companies.

With fixed assets of more than 220 billion RMB, China Netcom Corporation Ltd provides a variety of domestic and international fixed telecom network services and facilities, including wireless local loop, telecom network-based voice, data, image and multimedia communications and information services, as well as corresponding system integration and technical development. It also promotes domestic and overseas investment and financing opportunities, as well as other operations approved by the state.

ABOUT BISC (BEIJING INTERNATIONAL SWITCHING SYSTEM CORPORATION LTD)

Beijing International Switching System Corporation Limited (BISC) is a high-tech joint venture between SIEMENS and Chinese enterprises. The company focuses on the marketing and manufacturing of EWSD switching systems, broadband access product (Xpresslink), Next Generation Network solutions (SURPASS) for convergence of voice and data services, IP Routing (Juniper) and Broadband Wireless Access (Alvarion) for the fast developing China telecommunications market. BISC had been formally recognized as one of the 500 Largest Industry Enterprises in China, Top 100 Enterprises of Electronic Industry, and Top Ten Foreign Invested Industrial Enterprises of the Beijing Municipality.

For more information visit http://www.bisc.com.cn/

ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188.

                                                                     EXHIBIT 4
CONTACTS
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           Investor Relations
+760-517-3187                             +760-517-3188
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------

                                                        FOR IMMEDIATE RELEASE


            LATIN AMERICAN TELECOM OPERATOR EXPANDS SIZE OF ORDER FOR
                  ALVARION HIGH SPEED DATA AND VOICE SOLUTIONS

TEL-AVIV, ISRAEL, NOVEMBER 6, 2003 - Alvarion Ltd. (NASDAQ: ALVR), a leading provider of wireless broadband solutions, announced today that a previous order announced on September 9,2003 for its advanced eMGW(TM) solutions from a Latin American telecom company has been increased by $17 million to a total of $40 million.. The equipment is due to be shipped during the next few quarters.

The Latin American operator has standardized on eMGW(TM) as the basis for an extensive 3.5 GHz wireless access network which will bring high-speed Internet and voice services to many of its rural and suburban regions.

"We are proud to have been chosen by this major Telco operator for their massive infrastructure initiative," said Zvi Slonimsky, CEO of Alvarion. "Our product is a robust, cost-effective solution for bringing new voice and data services to underserved regions. Our experienced professional staff is working closely with the operator's deployment teams to ensure a smooth deployment according to a tight timetable."

ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release may contain forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188

                                                                     EXHIBIT 5

CONTACTS
ALVARION                                ALVARION
Dafna Gruber, CFO  +972-3-645 6252      Carmen Deville, +760-517-3188
DAFNA.GRUBER@ALVARION.COM               CARMEN.DEVILLE@ALVARION.COM
-------------------------               ---------------------------


             ALVARION REPORTS RESULTS FOR THE THIRD QUARTER OF 2003

                                     -------

            Revenues Reach $34.3M; Gross Margin Continues to Improve;
                         Operating and Net Losses Halved

                                     -------

TEL - AVIV, ISRAEL, NOVEMBER 6, 2003 - Alvarion Ltd. (NASDAQ: ALVR), a leading provider of Wireless Broadband solutions for carriers and service providers, today announced financial results for the third quarter and nine months ended September 30, 2003.

FINANCIAL RESULTS

Revenues for the third quarter of 2003 rose to a record $34.3 million, an increase of 11% compared to $31.0 million in the second quarter of 2003, and 59% compared to $21.6 million in the third quarter of 2002. Gross margin increased for the 8th consecutive quarter, reaching 41.2% compared to 40.1% in the second quarter of 2003 and 38.4% in the third quarter of 2002. Net loss for the third quarter of 2003 decreased to $(2.1) million, or $(0.04) per share, compared to $(5.9) million, or $(0.11) per share, for the second quarter of 2003, and $(4.8) million, or $(0.09) per share, for the third quarter of 2002.

Results from all periods include expenses attributable to the amortization of current technology, which totaled $650,000 in both the second and third quarters of 2003, and $600,000 in the third quarter of 2002. The results also include amortizations of deferred stock compensation, which totaled $140,000 in both the second and third quarters of 2003, and $141,000 in the third quarter of 2002. In addition, the results for the second quarter of 2003 include one-time charges of $2.2 million related to the acquisition of InnoWave.

Had the amortization of current technology and deferred stock compensation and the one-time charges been excluded from the Company's results of operations for all periods, the Company's non-GAAP net loss for the third quarter of 2003 would have been $(1.3) million, or $(0.02) per share, compared to a non-GAAP net loss of $(2.9) million, or $(0.06) per share for the second quarter of 2003.

For the nine month period ended September 30, 2003, revenues were $87.7 million, compared with revenues of $66.5 million for the comparable period in 2002. Net loss for the first nine months of 2003 was ($11.9) million, or ($0.23) per share, compared with a net loss of $(15.3) million, or $(0.28) per share for the nine months ended September 30, 2002.

Had the amortization expenses at the total amount of $2.3 and $2.2 million in the first nine months of 2003 and 2002 and the InnoWave acquisition charges of $2.2 million been excluded from the Company's results of operations for all periods, the Company's non-GAAP net loss for the first nine months of 2003 would have been $(7.4) million, or $(0.14) per share, compared to a non-GAAP net loss of $(13.1) million, or $(0.24) per share for the comparable period in 2002.

The results for the second and third quarters of 2003 include the activity added as a result of the acquisition of most of the assets and liabilities of InnoWave ECI Wireless Systems Ltd. ("InnoWave") on April 1, 2003.

COMMENTS OF MANAGEMENT

Zvi Slonimsky, CEO of Alvarion, commented, "We are pleased to report that the Alvarion team has delivered another quarter of good results marked by record revenues, rising gross margins, and a significant reduction in operating and net loss. We are on track with our plan to return to profitability.

"We are very pleased to see such broad-based revenue growth across most products and regions. In the U.S. market we experienced growing demand for broadband access. Our U.S. sales increased by about 15% during the quarter, reflecting positive market response to our new products introduced last quarter in the 5 GHz and 900 MHz bands.

"During the third quarter, we received a very large order from a Latin American operator, which has been recently increased to a total of about $40 million, as part of a massive initiative to bring fast-Internet access and carrier-class telephony to underserved rural and suburban areas."

Mr. Slonimsky continued, "As leaders of the WiMAX Revolution, we are encouraged to see that WiMAX is gaining momentum. With worldwide demand for broadband on the rise, a growing number of incumbents and established operators are recognizing BWA as an important solution for bringing broadband connectivity to areas that wireline DSL and cable modems cannot reach. Mr. Slonimsky concluded, "Overall, we are pleased by the activities of the quarter, encouraged by favorable trends, and working to extend our market leadership."


GUIDANCE

The Company expects fourth quarter revenues to range between $36 million and $40 million. This range reflects the assumption that sequential growth will continue to be broadly based across products and regions and that a significant part of the revenue from the Latin American carrier order will occur during 2004.

Net earnings per share is expected to range between a net loss of 2 cents and net earnings of 1 cent, while non-GAAP net earnings per share, excluding amortizations of current technology and deferred stock-based compensation, is expected to range between a net loss of 1 cent and net earnings of 2 cents.

           The Company will hold a teleconference today, November 6, 2003, at 9:00 a.m. Eastern Time to discuss the quarter's results. To participate in the call, please dial (+1) 612-332-0228 approximately five minutes prior to the scheduled call start time. The call will also be available live as a Webcast on the Investor Relations section of www.alvarion.com, where it will be archived and available for replay for 30 days. A replay of the call can also be accessed via telephone from 4 p.m. Eastern Time on November 6, 2003 through 11:59 p.m. on November 12, 2003 by calling (+1) 320-365-3844 and entering the following access code: 702068.


ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.


Use of Non-GAAP Financial Information


To supplement its consolidated financial statements presented on a GAAP basis, Alvarion may use non-GAAP measures of operating results, net income/loss and income/loss per share, which are adjusted to exclude certain costs, expenses, gains and losses that it believes are appropriate to enhance the overall understanding of its financial performance. These adjustments to Alvarion's GAAP results are made with the intent of providing both management and investors a supplemental understanding of its underlying operational results and trends. Adjusted non-GAAP results are among the primary indicators management uses as a basis for planning and forecasting Alvarion's business. The presentation of this additional information is not meant to be considered in isolation or as a substitute for Alvarion's financial results prepared in accordance with generally accepted accounting principles in the United States.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188.




                               (Tables to Follow)

                                  ALVARION LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. dollars in thousands (except per share data)


                         Nine      Nine     Three    Three     Three
                         Months    Months   Months   Months    Months
                         Ended     Ended    Ended    Ended     Ended
                      September September September September  June
                           30,       30,      30,      30,      30,
                        ----------------------------------------------
                           2003     2002     2003     2002      2003
                        --------- -------- -------- -------- ---------

Sales                  $  87,712 $ 66,535 $ 34,291 $ 21,555 $  31,008

Cost of sales             52,347   41,735   20,181   13,271    18,583

                        --------- -------- -------- -------- ---------
Gross profit              35,365   24,800   14,110    8,284    12,425
                        --------- -------- -------- -------- ---------

Operating expenses:
Research and
 development, net         17,416   18,691    6,132    5,794     6,195
Selling and marketing     23,992   19,946    8,684    6,579     8,623
General and
 administrative            4,583    4,539    1,729    1,469     1,499
Amortization of current
 technology                1,900    1,800      650      600       650
Amortization of deferred
 stock compensation          420      440      140      141       140
Acquisition related
 expenses                  2,201        -        -        -     2,201

                        --------- -------- -------- -------- ---------
Total  Operating
 expenses                 50,512   45,416   17,335   14,583    19,308

                        --------- -------- -------- -------- ---------
Operating loss           (15,147) (20,616)  (3,225)  (6,299)   (6,883)

Financial income, net      3,254    5,299    1,162    1,513     1,021

                        --------- -------- -------- -------- ---------
Net loss               $ (11,893)$(15,317)$ (2,063)$ (4,786)$  (5,862)
                        --------- -------- -------- -------- ---------

Basic and diluted net
 loss per share        $   (0.23)$  (0.28)$  (0.04)$  (0.09)$   (0.11)
                        ========= ======== ======== ======== =========

Weighted average number
 of shares used in
 computing basic and
 diluted net loss per
 share                    51,759   54,395   52,254   54,168    51,487
                        ========= ======== ======== ======== =========

                                  ALVARION LTD.
                       DISCLOSURE OF NON-US GAAP NET LOSS
                U.S. dollars in thousands (except per share data)


                       Nine      Nine      Three     Three     Three
                      Months    Months    Months    Months    Months
                      Ended      Ended     Ended     Ended     Ended
                    September  September September  September  June
                        30,       30,       30,        30,      30,
                     ---------- --------- --------- --------- --------
                       2003       2002      2003      2002     2003
                     ---------- --------- --------- --------- --------

Net loss according
 to US GAAP         $  (11,893)$ (15,317)$  (2,063)$  (4,786)$ (5,862)

Amortization of
 current technology      1,900     1,800       650       600      650

Amortization of
 deferred stock
 compensation              420       440       140       141      140

Acquisition related
 expenses                2,201         -         -         -    2,201
                     ---------- --------- --------- --------- --------

Net loss, excluding
 amortization of
 current technology
 and deferred stock
 compensation and
 acquisition related
 expenses           $   (7,372)$ (13,077)$  (1,273)$  (4,045)$ (2,871)
                     ========== ========= ========= ========= ========

Basic and diluted net
 loss per share,
 excluding amortization
 of current technology
 and deferred stock
 compensation and
 acquisition related
 expenses           $    (0.14)$   (0.24)$   (0.02)$   (0.07)$  (0.06)
                     ========== ========= ========= ========= ========

Weighted average
 number of shares
 used in computing
 basic and diluted
 net loss per share     51,759    54,395    52,254    54,168   51,487
                     ========== ========= ========= ========= ========

                                  ALVARION LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                            September 30,  December 31,
                                                2003          2002
                                            ------------- ------------
      ASSETS

Cash, cash equivalents, short-term and
 long-term investments                     $     149,845 $    162,663
Trade receivables                                 21,544       11,750
Other accounts receivable                          5,474        4,872
Inventories                                       32,436       27,502
Severance pay fund                                 5,074        3,732
Long-term receivables                              1,719            -

PROPERTY AND EQUIPMENT, NET                       11,956       11,116

GOODWILL AND OTHER INTANGIBLE ASSETS              51,102       50,440
                                            ------------- ------------

TOTAL ASSETS                               $     279,150 $    272,075
------------------------------------------- ============= ============


      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                             $      20,078 $     15,847
Other accounts payable and accrued expenses       29,105       17,595
                                            ------------- ------------

Total current liabilities                         49,183       33,442
-------------------------------------------

LONG TERM LIABILITIES                              5,186        5,357

ACCRUED SEVERANCE PAY                              7,188        5,446
                                            ------------- ------------

TOTAL LIABILITIES                                 61,557       44,245
-------------------------------------------

SHAREHOLDERS' EQUITY                             217,593      227,830
                                            ------------- ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $     279,150 $    272,075
------------------------------------------- ============= ============

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ALVARION LTD.

Date: November 11, 2003                 By: /s/ Dafna Gruber
                                            ---------------------------------
                                            Name: Dafna Gruber
                                            Title: Chief Financial Officer
























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